

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

<u>Via U.S. Mail and Facsimile: (416) 907-1798</u>
Robert J. Stevens
Chief Executive Officer
Preventia, Inc.
36 Toronto St., Suite 1150
Toronto, ON M5C 2C5

   Re: Preventia, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed February 19, 2013
     File No. 000-54466

Dear Mr. Stevens:

   In light of your letter submitted October 10, 2013 regarding your abandonment of the above-cited preliminary information statement, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Sincerely,

          /s/ Maryse Mills-Apenteng

          Maryse Mills-Apenteng
          Special Counsel